UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2024

Commission file number: 001-38307

RETO ECO-SOLUTIONS, INC.

(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.

X-702, 60 Anli Road, Chaoyang District, Beijing

People’s Republic of China 100101

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT

ON FORM 6-K

As previously disclosed, on December 28, 2023, ReTo Eco-Solutions, Inc., a British Virgin Islands business company (the “Company”), received a letter from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that it is not in compliance with the Nasdaq Listing Rules due to failure to maintain a minimum of $2.5 million in stockholders’ equity (the “Minimum Stockholders’ Equity Rule”). On March 15, 2024, Nasdaq granted the Company an extension to regain compliance, provided that it filed by May 15, 2024 its Annual Report on Form 20-F for the fiscal year ended December 31, 2023, demonstrating its compliance with the Minimum Stockholders’ Equity Rule.

On May 21, 2024, Nasdaq notified the Company that, based on the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, the Company has regained compliance with the Minimum Stockholders’ Equity Rule and the matter is now closed.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into each of (i) the registration statement on Form F-3, as amended (File No. 333-267101) of the Company, (ii) the registration statement on Form S-8, as amended (File No. 333-270355), of the Company and (iii) the registration statement on Form S-8, as amended (File No. 333-264499), of the Company and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RETO ECO-SOLUTIONS, INC.

Dated: May 22, 2024	By:	/s/ Hengfang Li
Hengfang Li
Chief Executive Officer

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